Form 10-K, Exhibit 13
period 1995-09-30
ATLANTA GAS LIGHT CO
filed 1995-12-22
CIK 8154

Exhibit 13

Management's Discussion and Analysis of Results of Operations and Financial Condition

(GRAPH APPEARS HERE)

The following discussion and analysis cover events affecting the Company's results of operations for each of the three years ended September 30, 1995, financial condition and factors expected to impact future operations.

Results of Operations
Fiscal Year 1995 Compared with Fiscal Year 1994

OPERATING REVENUES
Operating revenues decreased 11.4% in 1995 compared with 1994 primarily due to (1) a decrease in the cost of the Company's gas supply recovered from customers under the purchased gas provisions of the Company's rate schedules and (2) decreased volumes of gas sold to firm service customers as a result of weather that was 17% warmer in 1995 than in 1994. The decrease in operating revenues was offset partly by an increase of approximately 37,000 in the number of customers served.

COST OF GAS
Cost of gas decreased 22.4% in 1995 compared with 1994 primarily due to
(1) a decrease in the cost of the Company's gas supply recovered from customers under the purchased gas provisions of the Company's rate schedules and (2) decreased volumes of gas sold to firm service customers as a result of weather that was 17% warmer in 1995 than in 1994.

The Company's cost of gas per therm was 29.7 cents in 1995 and 37.7 cents in 1994. Variations in the cost of purchased gas are passed through to customers under the purchased gas adjustment provisions of the Company's rate schedules. Overrecoveries or underrecoveries of purchased gas costs are charged or credited to cost of gas and are included in current assets or liabilities, thereby eliminating the effect that recovery of gas costs would have on net income otherwise.

OPERATING MARGIN
Operating margin increased 6.1% in 1995 compared with 1994 primarily due to an increase of approximately 37,000 in the number of customers served.

RESTRUCTURING COSTS
In November 1994, the Company announced a corporate restructuring plan in response to increased competition and changes in the federal and state regulatory environments in which the Company operates.

The restructuring plan provided for reengineering the Company's business processes and streamlining the Company's statewide field organizations. As a result of restructuring, the Company has combined offices and established centralized call centers, as well as a network of locations throughout the Company's service area where customers can pay their bills. During 1995, the Company reduced the average number of employees by approximately 500 through voluntary retirement and severance programs and attrition. The Company, however, anticipates a slight increase in employees during fiscal 1996.

During 1995, the Company recorded restructuring costs of $61.4 million related to the early retirement and severance programs and $8.9 million related to office closings and costs to exit the Company's appliance merchandising and real estate investment operations. The Company anticipates that restructuring costs should be offset within three years with lower operating costs.

As a result of the restructuring, the Company expects considerable reductions in future annual operating expenses, which should enable the Company to be more competitive.

OTHER OPERATING EXPENSES
Operation and maintenance expenses increased 1.7% in 1995 compared with 1994 primarily due to an increase of $17 million in expenses related to Atlanta Gas Light Company's (AGL's) Integrated Resource Plan (IRP). The Company is recovering such IRP program expenses through an IRP Cost Recovery Rider approved by the Georgia Public Service Commission (Georgia Commission). As a result, IRP program costs do not affect net income. Operation and maintenance expenses excluding IRP expenses decreased 5.4% in 1995 compared with 1994 primarily due to (1) decreased labor costs as a result of the Company's restructuring plan, (2) decreased uncollectible accounts expenses and (3) decreased regulatory commission expenses.

Depreciation expense increased 5.6% in 1995 compared with 1994 primarily due to increased depreciable plant in service. The composite straight-line depreciation rate was approximately 3.2% for utility property other than transportation equipment during 1995 and 1994.

Income taxes decreased $19.6 million in 1995 compared with 1994 primarily due to decreased taxable income.

Taxes other than income taxes decreased $0.4 million primarily due to decreased payroll taxes as a result of the Company's restructuring plan. The decrease in taxes other than income taxes was offset partly by increased ad valorem taxes.

OTHER INCOME
Other income decreased $1.8 million in 1995 compared with 1994 primarily due to (1) decreased income from propane operations as a result of warmer weather and (2) decreased income from merchandise operations.

INTEREST CHARGES
Total interest charges decreased $0.1 million in 1995 compared with 1994 primarily due to increased allowance for funds used during construction-debt. Interest on long-term debt decreased $0.5 million in 1995 compared with 1994 due to decreased amounts of long-term debt outstanding. The decreased interest expense on long-term debt was offset by a $0.5 million increase in other interest expenses primarily due to increased interest rates on short-term debt.

NET INCOME AND DIVIDENDS
On November 3, 1995, the Company's Board of Directors declared a two-for-one stock split of the common stock effected in the form of a 100% stock dividend to shareholders of record on November 17, 1995, and payable on December 1, 1995. All references to number of shares and to per share amounts in Management's Discussion and Analysis of Results of Operations and Financial Condition have been restated retroactively to reflect the stock split.

Net income for 1995 was $30.8 million, compared with $63.2 million for 1994. Earnings per share of common stock were $0.50 in 1995 compared with $1.17 in 1994. Dividends per share of common stock were $1.04 for 1995 and 1994. The decreases in net income and earnings per share were primarily due to the cost of the Company's restructuring plan. The decreases in net income and earnings per share were offset partly by (1) increased operating margin as a result of an increase of approximately 37,000 in the number of customers served and (2) decreased other operating expenses as a result of the Company's restructuring plan. Excluding charges recorded during 1995 related to the Company's restructuring plan, net income and earnings per share would have been approximately $73.9 million and $1.32, respectively.


Fiscal Year 1994 Compared with Fiscal Year 1993

OPERATING REVENUES
Operating revenues increased 6.2% in 1994 compared with 1993 primarily due to (1) an increase in the cost of the Company's gas supply recovered from customers under the purchased gas provisions of the Company's rate schedules, (2) increased volumes of gas sold, (3) revenue increases granted by the Georgia Commission effective October 1, 1993, and the Tennessee Public Service Commission (Tennessee Commission) effective February 1, 1994, and (4) an increase of approximately 35,000 in the number of customers served. Although weather was 10% warmer in 1994 than in 1993, volumes of gas sold to firm service customers increased slightly due to (1) increased consumption by firm service customers and (2) the increase of approximately 35,000 in the number of customers served.

COST OF GAS
Cost of gas increased 5.1% in 1994 compared with 1993 primarily due to
(1) an increase in the cost of the Company's gas supply recovered from customers under the purchased gas provisions of the Company's rate schedules and (2) increased volumes of gas sold.

The Company's cost of gas per therm was 37.7 cents in 1994 and 36.8 cents in 1993. Variations in the cost of purchased gas are passed through to customers under the purchased gas adjustment provisions of the Company's rate schedules.

OPERATING MARGIN
Operating margin increased 7.9% in 1994 compared with 1993 primarily due to (1) increased consumption by firm service customers, (2) revenue increases granted by the Georgia and Tennessee Commissions and (3) an increase of approximately 35,000 in the number of customers served.

OTHER OPERATING EXPENSES
Operation and maintenance expenses increased 9.8% in 1994 compared with 1993 primarily due to increased (1) postretirement benefits other than pensions, (2) costs for labor and labor-related expenses and (3) outside services employed. Also, in 1994 the Company began to incur expenses for programs associated with the implementation of AGL's IRP. The Company is recovering such IRP program expenses through an IRP Cost Recovery Rider approved by the Georgia Commission. As a result, IRP program costs do not affect net income. Operation and maintenance expenses excluding IRP expenses increased 8.5% in 1994, compared with 1993.

Depreciation expense decreased 5.8% in 1994 compared with 1993 due to the implementation of updated depreciation rates approved by the Georgia Commission, effective October 1, 1993. The composite straight-line depreciation rate was approximately 3.2% for utility property other than transportation equipment during 1994 and 3.6% during 1993.

Income taxes increased $5.8 million in 1994 compared with 1993 primarily due to an increase in taxable income.

Taxes other than income taxes increased $2.1 million in 1994 compared with 1993 primarily due to increased ad valorem taxes.

OTHER INCOME
Other income decreased $1.1 million in 1994 compared with 1993 primarily due to decreased interest income associated with income tax refunds related to prior years.

INTEREST CHARGES
Interest charges increased 1.9% in 1994 compared with 1993 primarily due to increased amounts of short-term debt outstanding.

NET INCOME AND DIVIDENDS
Net income for 1994 was $63.2 million, compared with $57.5 million for 1993. Earnings per share of common stock were $1.17 in 1994, compared with $1.08 in 1993. Dividends per share of common stock were $1.04 for 1994 and 1993. The increases in 1994 net income and earnings per share were primarily due to (1) increased consumption by firm service customers, (2) rate increases granted by the Georgia and Tennessee Commissions and (3) an increase of approximately 35,000 in the number of customers served. The increases were offset partly by (1) increased other operating expenses, (2) increased interest charges and (3) decreased other income.

Impact of Inflation

Inflation impacts the prices the Company must pay for labor and other goods and services required for operation, maintenance and capital improvements. The Company's rate schedules include purchased gas adjustment provisions that permit the increases in gas costs to be passed on to its customers. Increases in costs not recovered through the purchased gas adjustment provisions and other similar rate riders must be recovered through timely filings for rate relief.


Financial Condition
Financing

COMMON STOCK
On June 16, 1995, the Company issued and sold approximately 3 million shares of its common stock at $16.81 per share, resulting in net proceeds of $48.6 million. Proceeds from that sale of common stock were used to finance the Company's capital expenditure program and for other corporate purposes. The Company also issued 1,092,486; 1,144,270; and 1,029,228 shares of common stock during fiscal 1995, 1994 and 1993, respectively, for its Retirement Savings Plus Plan, Dividend Reinvestment and Stock Purchase Plan and Long-Term Stock Incentive Plan, which increased common equity by approximately $18 million, $20 million and $19.5 million, respectively.

PREFERRED STOCK
During October 1992, the Company issued an aggregate of 445,000 shares of $100 par or stated value preferred stock consisting of two classes of preferred stock and represented by 1,780,000 depositary receipts at $25 per receipt with a dividend rate of 7.70%. Net proceeds from the issuance were $42.8 million and were used to repay short-term debt and for other corporate purposes.

LONG-TERM DEBT
During fiscal year 1994, the Company issued $194.5 million principal amount of Medium-Term Notes, Series C, with maturity dates ranging from 10 to 30 years and with interest rates ranging from 5.9% to 7.2%. The notes are issued under an Indenture dated as of December 1, 1989, as supplemented and modified, and are unsecured and rank on a parity with all other unsecured indebtedness of the Company. Net proceeds from the notes were used to repay short-term debt, to refund the remaining $125 million principal balance of the Company's only outstanding series of First Mortgage Bonds and for other corporate purposes. Approximately $105 million principal amount of Medium-Term Notes, Series C was unissued as of September 30, 1995, and 1994.

During fiscal year 1994, pursuant to the request of the Company, the Trustee released and discharged the lien of and canceled the First Mortgage Bond Indenture, thereby removing the lien from the public utility properties owned by AGL.

During fiscal year 1993, the Company issued $194 million principal amount of Medium Term Notes, Series B, with maturity dates ranging from 7 to 30 years and with interest rates ranging from 7.15% to 8.25%. The Series B notes are unsecured and rank on a parity with all other unsecured indebtedness of the Company. Net proceeds from the Series B notes were used to redeem $7.5 million principal amount of First Mortgage Bonds 7% Series due 1992, $110 million principal amount of First Mortgage Bonds 9.30% Series due 1992, to repay short-term debt and for other corporate purposes.

SHORT-TERM DEBT
Because the Company's business is highly seasonal, short-term debt is used to meet seasonal working capital requirements. The Company also funds a portion of its capital expenditures with short-term debt. The Company's lines of credit with various banks provide for direct borrowings from the banks and are subject to annual renewal. The current lines of credit vary from $20 million in the summer months to $250 million for peak winter financing. Short-term debt decreased $44.4 million from the amount outstanding as of September 30, 1994, to $51 million as of September 30, 1995. For additional information concerning short-term debt, see Note 7 in Notes to Consolidated Financial Statements.

Capital Requirements

Capital expenditures for construction of distribution facilities, purchase of equipment and other general improvements were $121.7 million during 1995.

(GRAPH APPEARS HERE)

In addition, the Company invested $32.6 million in Sonat Marketing Company, L.P., for a 35% ownership interest. The Company estimates that capital requirements will total approximately $335 million for the three years ending September 30, 1998. During the same period, approximately $1.2 million will be required to fund preferred stock purchase fund obligations. The Company plans to fund those expenditures through a combination of internal sources and the issuance of short-term and long-term debt and common stock.

As a result of the implementation of Order 636 issued by the Federal Energy Regulatory Commission (FERC), the Company's inventory of natural gas stored underground increased by $40.8 million during fiscal 1994. Natural gas stored underground decreased $33.3 million to $111.2 million as of September 30, 1995, primarily due to a decrease in the cost of gas injected into storage.

Ratios and Coverages

On September 30, 1995, the Company's capitalization ratios consisted of 47.4% long-term debt, 5.0% preferred stock and 47.6% common equity.

As shown in the Selected Financial Data on page 42, the times interest earned and ratio of earnings to fixed charges decreased in 1995 compared with 1994 primarily due to decreased earnings. The times interest earned and ratio of earnings to fixed charges increased in 1994 compared with 1993 primarily due to increased earnings.

The weighted average cost of long-term debt decreased from 8.2% on September 30, 1993, to 7.6% on September 30, 1995. The decrease was due to the redemption of high coupon long-term debt and lower interest rates for new issues of long-term debt. The weighted average cost of preferred stock was 7.5% on September 30, 1993, 1994 and 1995. The return on average common equity was 11% for 1993; 11.6% for 1994; and 4.9% for 1995. Earnings applicable to common stock in 1995 included a charge for restructuring of $43.1 million after income taxes.

Regulatory Activity

ORDER 636
In 1992, FERC issued Order 636 which, among other things, mandated the unbundling of interstate pipeline sales service and established certain open access transportation regulations that became effective beginning in the 1993-1994 heating season.

In Order 636, FERC acknowledged that, without special recovery mechanisms, certain costs that previously were recovered in the pipelines' rate for bundled sales services no longer could be recovered by the pipelines in a restructured environment. Those costs, referred to as transition costs, include such things as unrecovered gas costs, gas supply realignment costs and various stranded costs resulting from unbundling. Accordingly, Order 636 included a recovery mechanism that allows the pipeline companies to pass through to their customers any prudently incurred transition costs attributable to compliance with Order 636.

The Company, based on filings with FERC by its pipeline suppliers, estimates that its portion of such costs from all of its pipeline suppliers would be approximately $92.5 million. Such filings currently are pending before FERC for final approval, and the transition costs are being collected subject to refund. Approximately $68 million of such costs have been incurred by the Company as of September 30, 1995, and are being recovered from its customers under the purchased gas provisions of the Company's rate schedules.

Transition costs have not affected the total cost of gas to the Company's customers significantly because (1) the Company purchases its wellhead gas supplies based upon market prices that are below the cost of gas previously embedded in the bundled pipeline sales service rates and (2) many elements of transition costs previously were embedded in the rates for the pipelines' bundled sales service.

GAS COST RECOVERY FILING
Gas purchasing decisions made by local distribution companies (LDCs) in the restructured environment may be subject to greater review by state regulatory commissions. AGL is now required to make an annual gas cost recovery filing with the Georgia Commission. Prior to industry restructuring mandated under Order 636, the cost of bundled pipeline sales service was reviewed and approved by FERC. Because of diminished review by FERC, LDCs face greater accountability and risks related to their purchasing practices for gas supply, transportation and storage services. The purchasing practices of AGL are subject to review under legislation passed in Georgia in 1994 as described below.

The Georgia General Assembly enacted legislation establishing procedures for determining appropriate gas supply plans and gas cost adjustment factors applicable to firm service customers.

The legislation requires the Company to file a gas supply plan with the Georgia Commission on or before August 1 of each year for the subsequent fiscal year. Purchases made pursuant to an approved plan may be recovered under the purchased gas provisions of AGL's rate schedules. By requiring the Georgia Commission to review AGL's plan prior to the purchase of gas supply, transportation and storage services, AGL's proposed purchasing practices are preapproved in a regulatory proceeding.

The Georgia Commission has approved AGL's gas supply plans for fiscal years 1995 and 1996 with minor modifications pursuant to the legislative requirements. Gas supply plans for both years include the recovery of transition costs that currently are being collected by AGL's pipeline suppliers.

RATE FILINGS
Since 1991, rate cases have been filed by AGL under a statute that requires the Georgia Commission to consider AGL's revenues and expenses during the period when the rates will be in effect. The statute allows rate filings by gas utilities to reflect estimated operations during the 12-month period beginning five months from the proposed effective date of the rates.

On March 31, 1993, AGL made a rate filing with the Georgia Commission seeking an increase in revenues of $62.5 million annually based upon a test year ending September 30, 1994. During the course of the rate proceedings, the Company modified its requested increase to $47 million to reflect changes in conditions expected during the test year. On September 29, 1993, the Georgia Commission approved an annual increase in revenues of approximately $11.2 million, effective October 1, 1993.

On May 1, 1995, Chattanooga Gas Company (Chattanooga) filed a rate proceeding with the Tennessee Commission seeking an increase in revenues of $5.2 million annually. On September 27, 1995, a settlement agreement was reached that provides for an annual increase in revenues of approximately $2.5 million, effective November 1, 1995.

On August 3, 1993, Chattanooga made a rate filing with the Tennessee Commission seeking an increase in revenues of $5.7 million annually. On December 31, 1993, Chattanooga entered into a settlement agreement that provided for an annual rate increase of $3.45 million, effective February 1, 1994.

WEATHER NORMALIZATION
The Georgia and Tennessee Commissions have authorized weather normalization adjustment riders (WNARs), which are designed to offset the impact that unusually cold or warm weather has on customer billings and the Company's operating margin. Because fiscal years 1995, 1994 and 1993 were warmer than normal, the WNARs had a positive impact on net income and net cash flow from operating activities. The WNARs increased net income by $27.3 million in 1995, $12.6 million in 1994 and $4.7 million in 1993.

Environmental Matters

AGL has identified nine sites in Georgia where it currently owns all or part of a manufactured gas plant (MGP) site. In addition, AGL has identified other sites in Georgia and Florida that AGL does not now own, but that may have been associated with the operation of MGPs by AGL or its predecessors. Preliminary assessments and subsequent site investigations have revealed environmental impacts at and near some of those sites.

AGL has entered into consent orders with the Georgia Environmental Protection Division with respect to certain of those sites pursuant to which AGL is obligated to investigate and to clean up, if necessary.

The Company has estimated the investigation and remediation expenses likely to be associated with the former MGP sites. Based upon a thorough analysis of the potentially applicable requirements, the Company has estimated that, under the most favorable circumstances reasonably possible, the future cost of investigating and remediating the former MGP sites could be as low as approximately $28.6 million. Alternatively, the Company has estimated that, under the least favorable circumstances reasonably possible, the future cost of investigating and remediating the former MGP sites could be as high as approximately $109 million. The Company cannot estimate at this time the amount of any other future expenses or liabilities, or the impact on those estimates of future environmental regulatory changes, that may be associated with or related to the MGP sites, including expenses or liabilities relating to any litigation. At the present time, no amount within the range can be identified as a better estimate than any other estimate. Therefore, the low end of that range and a corresponding regulatory asset have been recorded in the financial statements.

With regard to other legal proceedings related to the former MGP sites, the Company is or expects to be a party to claims or counterclaims on an ongoing basis. Among such matters, the Company intends to continue to pursue insurance coverage and contributions from potentially responsible parties. Management currently believes that the outcome of MGP-related litigation in which the Company is involved will not have a material adverse effect on the financial condition and results of operations of the Company.

The Georgia Commission has approved the recovery by AGL of Environmental Response Costs, as defined below, pursuant to an Environmental Response Cost Recovery Rider (ERCRR), effective October 1, 1992. For purposes of the ERCRR, Environmental Response Costs include investigation, testing, remediation and litigation costs and expenses or other liabilities relating to or arising from MGP sites.

The ERCRR authorized AGL to recover from its customers Environmental Response Costs that it may incur in succeeding 12-month periods ending June 30th, net of working capital benefits resulting from deferred income taxes, amortized over a 60-month recovery period beginning each October
1. The carrying costs to AGL of such Environmental Response Costs during the period of amortization are subject to recovery from any amounts that may be received from insurance carriers and former owners and operators of MGP sites. Any such amounts received are shared equally by AGL and its customers.

In connection with the ERCRR, the staff of the Georgia Commission has undertaken a financial and management process audit related to the MGP sites, clean-up activities at the sites and Environmental Response Costs that have been incurred for purposes of the ERCRR. The result of such audit is not expected to have a significant effect on the Company's consolidated financial statements.

Competition

The Company competes to supply natural gas to interruptible customers who are capable of switching to alternative fuels, including fuel oil, coal, propane, electricity and, in some cases, combustible wood by-products. The Company also competes to supply gas to interruptible customers who might seek to bypass the Company's distribution system.

On February 17, 1995, the Georgia Commission approved a settlement that permits the Company to negotiate contracts with customers who have the option of bypassing the Company's facilities (Bypass Customers) and receiving natural gas from other suppliers. The bypass avoidance contracts (Negotiated Contracts) can be renewable, provided that the initial term does not exceed five years, unless a longer term specifically is authorized by the Georgia Commission. The rate provided by the Negotiated Contract may be lower than AGL's filed rate, but not less than AGL's marginal cost of service to the potential Bypass Customer. Service pursuant to a Negotiated Contract may commence without Georgia Commission action, once a copy of the contract is filed with the Georgia Commission. Negotiated Contracts may be rejected by the Georgia Commission within 90 days of filing; absent such action, however, the Negotiated Contracts remain effective. None of the Negotiated Contracts filed with the Georgia Commission have been rejected.

The settlement also provides for a bypass loss recovery mechanism to operate until the earlier of September 30, 1998, or the effective date of new rates for AGL resulting from a general rate case.

In addition to Negotiated Contracts, which are designed to serve existing and potential Bypass Customers, the Company's Interruptible Transportation and Sales Maintenance (ITSM) Rider continues to permit discounts for short-term transactions to compete with alternative fuels. Revenue shortfalls, if any, from interruptible customers - as measured by the test-year interruptible revenues determined by the Georgia Commission in the Company's 1993 rate case - continue to be recovered under the ITSM Rider.

The settlement approved by the Georgia Commission also provides that AGL may continue to file contracts for Georgia Commission approval if the service cannot be provided through the ITSM Rider, existing rate schedules or the Negotiated Contract procedures. An example would be a long-term service contract to compete with alternative fuels where physical bypass was not the relevant competition.

Accounting Developments

The Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS 121), effective October 1, 1994. That statement requires entities to review long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. There was no significant effect on the consolidated financial statements as a result of the adoption of SFAS 121.

The Company adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" (SFAS 112), effective October 1, 1994. That statement requires accrual of the cost of post-employment benefits, other than pensions and postretirement benefits, either during the period that the employee renders service or at the date of the event giving rise to the benefit. There was no significant effect on the consolidated financial statements as a result of the adoption of SFAS 112.

The Company adopted Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS 106), effective October 1, 1993. That statement requires accrual of postretirement benefits during the years an employee provides service. Previously the costs of those benefits, which include health care and life insurance benefits, were recorded using the pay-as-you-go method. In its September 29, 1993, rate case decision, the Georgia Commission approved a five-year phase-in of SFAS 106 expense that defers a portion of SFAS 106 expense for future recovery. The Company records a regulatory asset for the deferred portion of SFAS 106 expense. On June 14, 1993, the Tennessee Commission issued an order resulting from a generic docket that approved the recovery of SFAS 106 expense, which is funded through an external trust. Approximately $8.7 million and $8 million of net periodic postretirement benefits costs for fiscal years 1995 and 1994, respectively, were recovered from customers. The remainder was deferred for future recovery through amortization and recognized as a regulatory asset in the financial statements of the Company consistent with regulatory decisions. The Company has funded through an external trust SFAS 106 expenses recovered from customers in excess of the pay-as-you-go amounts.

The Company adopted Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes"(SFAS 109), effective October 1, 1993. Under SFAS 109, deferred tax balances are measured at the tax rates that will apply during the period the taxes become payable and are adjusted whenever new rates are enacted. Due to the regulated nature of the Company's utility business, the principal effect of the adoption of SFAS 109 was to record a regulatory liability. There was no significant effect on the consolidated financial statements as a result of the adoption of SFAS 109.

Statements of Consolidated Income

                                        For the years ended September 30,
                                        ---------------------------------
In millions, except per share amounts       1995        1994        1993
-------------------------------------------------------------------------
Operating Revenues                      $1,063.0    $1,199.9    $1,130.3
Cost of Gas                                571.8       736.8       701.0
-------------------------------------------------------------------------
Operating Margin                           491.2       463.1       429.3
-------------------------------------------------------------------------
Other Operating Expenses
  Operation                                213.5       207.0       187.6
  Restructuring costs                       70.3
  Maintenance                               30.4        32.8        30.9
  Depreciation of utility plant other
   than transportation equipment            58.5        55.4        58.8
  Income taxes                              16.0        34.3        28.2
  Taxes other than income taxes             25.6        26.0        23.9
-------------------------------------------------------------------------
   Total other operating expenses          414.3       355.5       329.4
-------------------------------------------------------------------------
Operating Income                            76.9       107.6        99.9
-------------------------------------------------------------------------
Other Income
  Allowance for funds used during
   construction-equity                       0.2         0.2         0.4
  Other income and deductions                1.9         5.0         6.2
  Income taxes                              (0.7)       (2.0)       (2.3)
-------------------------------------------------------------------------
   Total other income-net                    1.4         3.2         4.3
-------------------------------------------------------------------------
Income Before Interest Charges              78.3       110.8       104.2
-------------------------------------------------------------------------
Interest Charges
  Interest on long-term debt                42.7        43.2        43.5
  Allowance for funds used during
   construction-debt                        (0.3)       (0.2)       (0.5)
  Other interest                             5.1         4.6         3.7
-------------------------------------------------------------------------
   Total interest charges                   47.5        47.6        46.7
-------------------------------------------------------------------------
Net Income                                  30.8        63.2        57.5
Dividends on Preferred Stock                 4.4         4.5         4.3
-------------------------------------------------------------------------
Earnings Applicable to Common Stock     $   26.4    $   58.7    $   53.2
-------------------------------------------------------------------------
Earnings Per Share of Common
  Stock (Note 4)                        $   0.50    $   1.17    $   1.08
-------------------------------------------------------------------------
Average Number of Common Shares
  Outstanding (Note 4)                      52.4        50.2        49.2
-------------------------------------------------------------------------
See notes to consolidated financial statements.

Statements of Consolidated Cash Flows

                                        For the years ended September 30,
                                        ---------------------------------
In millions                                     1995      1994      1993
-------------------------------------------------------------------------
Cash Flows from Operating Activities
  Net income                                  $ 30.8    $ 63.2    $ 57.5
  Adjustments to reconcile net income to
   net cash flow from operating activities
    Noncash restructuring costs                 52.9
    Depreciation and amortization               62.5      59.2      62.4
    Deferred income taxes                        4.2      13.6      21.0
    Other                                        3.8       6.3       5.8
-------------------------------------------------------------------------
                                               154.2     142.3     146.7
  Changes in assets and liabilities
    Receivables                                 10.0       8.7     (23.3)
    Inventories                                 43.3     (38.5)    (32.9)
    Deferred purchased gas adjustment          (13.8)     20.8     (15.1)
    Accounts payable                            14.7      (6.0)     (3.1)
    Other-net                                    1.6       5.4       6.1
-------------------------------------------------------------------------
     Net cash flow from operating activities   210.0     132.7      78.4
-------------------------------------------------------------------------
Cash Flows from Financing Activities
  Sale of common stock, net of expenses         50.4       2.4       2.6
  Sale of preferred stock, net of expenses                          42.8
  Short-term borrowings, net                   (44.4)    (36.0)     22.9
  Redemptions, purchase fund and sinking
   fund requirements of preferred stock
   and long-term debt                          (15.0)   (125.7)   (169.8)
  Sale of long-term debt                                 194.5     194.0
  Common stock dividends                       (44.3)    (42.9)    (42.4)
  Preferred stock dividends                     (4.4)     (4.5)     (4.0)
-------------------------------------------------------------------------
     Net cash flow from financing activities   (57.7)    (12.2)     46.1
-------------------------------------------------------------------------
Cash Flows from Investing Activities
  Utility plant expenditures                  (120.8)   (122.0)   (120.7)
  Investment in joint venture                  (32.6)
  Nonutility capital expenditures               (0.4)     (0.1)     (0.6)
  Cost of removal, net of salvage                1.9       1.6      (1.1)
-------------------------------------------------------------------------
     Net cash flow from investing activities  (151.9)   (120.5)   (122.4)
-------------------------------------------------------------------------
     Net increase in cash and cash
      equivalents                                0.4                 2.1
     Cash and cash equivalents at
      beginning of year                          3.3       3.3       1.2
-------------------------------------------------------------------------
     Cash and cash equivalents at
      end of year                             $  3.7    $  3.3    $  3.3
-------------------------------------------------------------------------
Cash Paid During the Year for
  Interest                                    $ 48.4    $ 51.1    $ 42.8
  Income taxes                                $ 28.6    $ 18.0    $ 16.9
-------------------------------------------------------------------------
See notes to consolidated financial statements.                       29

Consolidated Balance Sheets

                                                            September 30,
Assets
In millions                                             1995        1994
-------------------------------------------------------------------------
Utility Plant                                       $1,919.9    $1,833.2
  Less accumulated depreciation                        583.3       553.6
-------------------------------------------------------------------------
   Utility plant-net                                 1,336.6     1,279.6
-------------------------------------------------------------------------
Nonutility Property and Investments
  (less accumulated depreciation of $2.9 in
  1995 and $2.8 in 1994)                                46.3        17.8
-------------------------------------------------------------------------
Current Assets
  Cash and cash equivalents                              3.7         3.3
  Receivables
   Gas (less allowance for uncollectible accounts
    of $2.5 in 1995 and $2.4 in 1994)                   36.9        45.2
   Merchandise (less allowance for uncollectible
    accounts of $1.9 in 1995 and $0.4 in 1994)           5.3         8.0
   Other                                                 9.6         7.3
  Unbilled revenues                                     17.5        18.8
  Inventories
   Natural gas stored underground                      111.2       144.5
   Liquefied natural gas                                14.3        17.8
   Liquefied petroleum gas                               1.8         3.6
   Materials and supplies                                7.8         9.1
   Merchandise                                           1.0         4.4
  Other                                                 10.9         9.1
-------------------------------------------------------------------------
   Total current assets                                220.0       271.1
-------------------------------------------------------------------------
Deferred Debits and Other Assets
  Unrecovered environmental response costs              34.9        30.5
  Unrecovered integrated resource plan costs             9.9        11.4
  Prepaid pension costs                                              7.1
  Unrecovered postretirement benefits costs              7.2         3.6
  Unamortized cost to repurchase long-term debt          4.9         6.3
  Other                                                 14.8        15.5
-------------------------------------------------------------------------
   Total deferred debits and other assets               71.7        74.4
-------------------------------------------------------------------------
   Total                                            $1,674.6    $1,642.9
-------------------------------------------------------------------------
See notes to consolidated financial statements.










30
<PAGE)

                                                            September 30,
Capitalization and Liabilities
In millions                                             1995        1994
-------------------------------------------------------------------------
Capitalization
  Common stock equity (See accompanying statements
   of consolidated common stock equity)             $  557.3    $  518.5
  Cumulative preferred stock
   Redeemable                                           55.5        55.5
   Nonredeemable                                         3.0         3.0
  Long-term debt                                       554.5       554.5
-------------------------------------------------------------------------
   Total capitalization                              1,170.3     1,131.5
-------------------------------------------------------------------------
Current Liabilities
  Redemption requirements on preferred stock             0.3         0.3
  Long-term debt due within one year                                15.0
  Short-term debt                                       51.0        95.4
  Accounts payable-trade                                72.3        57.6
  Take-or-pay charges payable                            8.0
  Customer deposits                                     29.5        26.8
  Interest                                              25.4        24.9
  Other accrued liabilities                             11.9        20.6
  Refunds from suppliers                                 3.4         1.4
  Deferred purchased gas adjustment                      6.3        20.1
  Other                                                 22.8        20.2
-------------------------------------------------------------------------
   Total current liabilities                           230.9       282.3
-------------------------------------------------------------------------
Long-Term Liabilities
  Accrued environmental response costs                  28.6        24.3
  Accrued pension costs                                 10.3
  Accrued postretirement benefits costs                 30.1         3.6
-------------------------------------------------------------------------
   Total long-term liabilities                          69.0        27.9
-------------------------------------------------------------------------
Deferred Credits
  Unamortized investment tax credit                     30.3        32.2
  Regulatory tax liability                              23.3        26.7
  Other                                                 12.0         7.7
-------------------------------------------------------------------------
   Total deferred credits                               65.6        66.6
-------------------------------------------------------------------------
Accumulated Deferred Income Taxes                      138.8       134.6
-------------------------------------------------------------------------
Commitments and Contingencies  (Notes 8 and 10)
-------------------------------------------------------------------------
   Total                                            $1,674.6    $1,642.9
-------------------------------------------------------------------------

Statements of Consolidated Common Stock Equity

                                        For the years ended September 30,
                                        ---------------------------------
In millions, except per share amounts         1995       1994       1993
-------------------------------------------------------------------------
Common Stock (Note 4)
  $5 par value; authorized 100.0 shares;
   outstanding, 54.9 in 1995, 50.8 in 1994
   and 49.6 in 1993
  Beginning of year                         $127.1     $124.2     $121.7
   Issuance of common stock
    Public sale                                7.5
    Employees' benefit plans, dividend
     reinvestment and stock purchase plan
     and long-term stock incentive plan        2.7        2.9        2.5
-------------------------------------------------------------------------
  End of year                                137.3      127.1      124.2
-------------------------------------------------------------------------
Premium on Capital Stock (Note 4)
  Beginning of year                          241.3      224.2      207.2
   Issuance of common stock
    Public sale                               41.1
    Employees' benefit plans, dividend
     reinvestment and stock purchase plan
     and long-term stock incentive plan       15.3       17.1       17.0
-------------------------------------------------------------------------
  End of year                                297.7      241.3      224.2
-------------------------------------------------------------------------
Earnings Reinvested
  Beginning of year                          150.1      143.6      143.2
   Net income                                 30.8       63.2       57.5
   Cash dividends
    Preferred stock                           (4.4)      (4.5)      (4.3)
    Common stock ($1.04 a share in 1995,
     1994 and 1993)                          (54.2)     (52.2)     (51.1)
   Other                                                            (1.7)
-------------------------------------------------------------------------
  End of year                                122.3      150.1      143.6
-------------------------------------------------------------------------
   Total common stock equity                $557.3     $518.5     $492.0
-------------------------------------------------------------------------
See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the financial statements of Atlanta Gas Light Company and its wholly owned subsidiaries, Chattanooga Gas Company, Georgia Gas Company, Georgia Gas Service Company, Georgia Energy Company and Trustees Investments, Inc. (collectively, the Company). Intercompany balances and transactions have been eliminated.

SYSTEM OF ACCOUNTS
Atlanta Gas Light Company (AGL) and Chattanooga Gas Company (Chattanooga) are public utilities that distribute and transport natural gas and are subject to regulation by the Georgia Public Service Commission (Georgia Commission) and the Tennessee Public Service Commission (Tennessee Commission), respectively, with respect to their rates for service, maintenance of their accounting records and various other matters. The consolidated financial statements are prepared in accordance with generally accepted accounting principles, which give appropriate recognition to the rate-making and accounting practices and policies of the Georgia and Tennessee Commissions.

BASIS OF ACCOUNTING
The Company's consolidated financial statements reflect regulatory actions by the Georgia and Tennessee Commissions that result in the recognition of revenues and expenses in different time periods than do enterprises that are not rate regulated. In accordance with Statement of Financial Accounting Standards No.71, "Accounting for the Effects of Certain Types of Regulation" (SFAS 71), regulatory assets and liabilities are recorded and represent regulator-approved deferrals resulting from the rate-making process. SFAS 71 assets and liabilities recorded on September 30 consist of the following:

(Millions of dollars)                                   1995       1994
------------------------------------------------------------------------
Assets:
  Unrecovered environmental response costs             $34.9      $30.5
  Unrecovered integrated resource plan costs             9.9       11.4
  Unrecovered postretirement benefits costs              7.2        3.6
  Unamortized cost to repurchase long-term debt          4.9        6.3
------------------------------------------------------------------------
  Total                                                $56.9      $51.8
========================================================================
Liabilities:
  Unamortized investment tax credit                    $30.3      $32.2
  Regulatory tax liability                              23.3       26.7
  Deferred purchased gas adjustment                      6.3       20.1
  Other                                                 15.0        5.5
------------------------------------------------------------------------
  Total                                                $74.9      $84.5
========================================================================

UTILITY PLANT AND DEPRECIATION
Utility plant is stated at original cost. The Company adds to utility plant all direct labor and material costs of plant construction and related indirect construction costs, including administrative, engineering and general overhead, taxes and an allowance for funds used during construction (AFUDC). The portion of AFUDC attributable to equity funds is included in other income, and the portion attributable to borrowed funds is shown as a reduction in interest charges in the statements of consolidated income. The Company's AFUDC rates of 9.32% in fiscal 1995 and 1994, and 9.93% in fiscal 1993, were the cost of capital approved by the Georgia Commission in the Company's rate proceedings.

The original cost of property retired or otherwise disposed of, plus the cost of dismantling, less salvage, is charged to accumulated depreciation. Maintenance, repairs and minor additions, renewals and betterments to property are charged to operations.

The Company changed its method of calculating book depreciation from a composite straight-line rate to individual utility plant account straight-line rates, as approved by the Georgia Commission, effective October 1, 1993. The composite straight-line depreciation rate was approximately 3.2% for utility property other than transportation equipment during 1995 and 1994 and 3.6% during 1993. Transportation equipment is depreciated over a period of five to 10 years.

DEFERRED PURCHASED GAS ADJUSTMENT
The Company's rate schedules include purchased gas adjustment provisions that permit the recovery of purchased gas costs. The purchased gas adjustment factor is revised periodically to reflect changes in the cost of purchased gas without formal rate proceedings. Any overrecoveries or underrecoveries of gas costs are charged or credited to cost of gas and are included in current assets or liabilities.

OPERATING REVENUES
Revenues are based on rates approved by the Georgia and Tennessee Commissions. Customers' base rates may not be changed without formal approval of the Georgia and Tennessee Commissions. The Company recognizes revenues on the accrual basis, which includes estimated amounts for gas delivered but not yet billed.

The Georgia and Tennessee Commissions have authorized Weather
Normalization Adjustment Riders. Such riders are designed to offset the impact that unusually cold or warm weather has on the Company's operating margin.

Certain of the Company's interruptible customers purchase gas directly from gas producers and marketers. The Georgia and Tennessee Commissions have approved programs whereby the Company bills a transportation charge on those purchases.

INCOME TAXES
The Company adopted Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (SFAS 109), effective October 1, 1993. For fiscal 1995 and 1994, deferred income taxes were provided for temporary differences between book and taxable income. For fiscal 1993, deferred income taxes primarily were provided for significant timing differences between book and taxable income.

Investment tax credits have been deferred and are being amortized by credits to income in accordance with regulatory treatment over the estimated life of the related properties.

STATEMENT OF CASH FLOWS
For purposes of reporting cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Noncash investing and financing transactions included the issuance of common stock for the Retirement Savings Plus Plan, Dividend Reinvestment and Stock Purchase Plan and Long-Term Stock Incentive Plan of $16.2 million in 1995, $17.6 million in 1994 and $16.9 million in 1993.

OTHER
Gas inventories are stated at cost on a principally first-in, first-out method. Merchandise and materials and supplies inventories are stated at lower of average cost or market.

Consistent with the rate treatment prescribed by the Georgia and Tennessee Commissions, the Company expenses vacation pay as those benefits are paid.

The computation of earnings per share of common stock is based upon the weighted average number of common shares outstanding during each year as adjusted for the two-for-one stock split. See Note 4.

Certain reclassifications have been made in 1994 and 1993 to conform with the 1995 financial statement presentation.

2.Income Tax Expense

In accordance with SFAS 109, deferred tax balances are measured at the tax rates that will apply during the period the taxes become payable and are adjusted whenever new rates are enacted. Due to the regulated nature of the Company's utility business, the principal effect of the adoption of SFAS 109 was to record a regulatory liability that is being amortized over approximately 30 years. There was no significant effect on net income as a result of the adoption of SFAS 109.

Components of income tax expense shown in the consolidated income statements are as follows:

(Million of dollars)                          1995       1994       1993
-------------------------------------------------------------------------
Included in operating expenses:
  Current income taxes
   Federal                                   $16.4      $19.7      $ 7.7
   State                                       2.5        3.1        0.9
  Deferred income taxes
   Federal                                    (1.1)      11.5       18.1
   State                                      (0.2)       1.5        3.0
  Amortization of investment tax credits      (1.6)      (1.5)      (1.5)
-------------------------------------------------------------------------
  Total                                       16.0       34.3       28.2
-------------------------------------------------------------------------
Included in other income:
  Current income taxes
   Federal                                     0.5        1.2        2.1
   State                                       0.1        0.2        0.3
  Deferred income taxes
   Federal                                     0.1        0.5       (0.1)
   State                                                  0.1
-------------------------------------------------------------------------
  Total                                        0.7        2.0        2.3
-------------------------------------------------------------------------
  Total income tax expense                   $16.7      $36.3      $30.5
=========================================================================

A reconciliation between the statutory federal income tax rate and the effective rate is as follows:

(Millions of dollars)                                    1995
-------------------------------------------------------------------------
                                                                    % of
                                                                  Pretax
                                                       Amount     Income
-------------------------------------------------------------------------
Computed tax expense                                    $16.6       35.0
State income tax, net of federal
 income tax benefit                                       1.3        2.7
Amortization of investment tax credits                   (1.6)      (3.4)
Other-net                                                 0.4        0.8
-------------------------------------------------------------------------
 Total income tax expense                               $16.7       35.1
=========================================================================

                                                         1994
-------------------------------------------------------------------------
                                                                    % of
                                                                  Pretax
                                                       Amount     Income
-------------------------------------------------------------------------
Computed tax expense                                    $34.8       35.0
State income tax, net of federal
 income tax benefit                                       3.2        3.2
Amortization of investment tax credits                   (1.5)      (1.5)
Other-net                                                (0.2)      (0.2)
-------------------------------------------------------------------------
 Total income tax expense                               $36.3       36.5
=========================================================================

                                                         1993
-------------------------------------------------------------------------
                                                                    % of
                                                                  Pretax
                                                       Amount     Income
-------------------------------------------------------------------------
Computed tax expense                                    $30.6       34.8
State income tax, net of federal
 income tax benefit                                       2.5        2.8
Amortization of investment tax credits                   (1.5)      (1.7)
Other-net                                                (1.1)      (1.2)
-------------------------------------------------------------------------
 Total income tax expense                               $30.5       34.7
=========================================================================

Components that give rise to the net deferred income tax liability as of September 30 are as follows:

(Millions of dollars)                                    1995       1994
-------------------------------------------------------------------------
Deferred tax liabilities:
 Property - accelerated depreciation and other
  property related items                               $187.1     $170.9
 Other                                                   15.8       14.6
-------------------------------------------------------------------------
 Total deferred tax liabilities                         202.9      185.5
-------------------------------------------------------------------------
Deferred tax assets:
 Deferred investment tax credits                         11.7       12.5
 Alternative minimum tax                                 12.3       10.9
 Other                                                   40.1       27.5
-------------------------------------------------------------------------
 Total deferred tax assets                               64.1       50.9
-------------------------------------------------------------------------
 Net deferred tax liability                            $138.8     $134.6
=========================================================================

3.Employee Benefit Plans

The Company has a noncontributory defined benefit retirement plan covering substantially all of its employees. The plan's assets consist primarily of marketable securities, corporate obligations, U.S. government obligations, insurance contracts, real estate investments and cash equivalents. The plan provides pension benefits that are based upon years of service and the employee's highest 36 consecutive months' compensation out of the last 60 months worked. The Company's funding policy is to make the annual contribution required by applicable regulations and recommended by its actuary.

The Company has an excess benefit plan that is unfunded and provides supplemental benefits to certain officers after retirement. In September 1994, the Company established a voluntary early retirement plan for certain officers of the Company that is unfunded and provides supplemental pension benefits to participants who elected early retirement. The annual expense and accumulated benefits of such plans are not significant.

Net periodic pension costs for the plans include service cost, interest cost, return on pension assets and straight-line amortization of unrecognized initial net assets over approximately 16 years. Net periodic pension costs include the following components:

(Millions of dollars)                         1995       1994       1993
-------------------------------------------------------------------------
Service cost                                 $ 4.5      $ 5.5      $ 5.0
Interest cost                                 14.9       13.2       11.2
Actual return on assets                      (17.0)      (3.3)      (9.7)
Net amortization and deferral                  5.9       (6.2)       0.8
-------------------------------------------------------------------------
 Net periodic pension cost                   $ 8.3      $ 9.2      $ 7.3
-------------------------------------------------------------------------
Actuarial assumptions used were:
 Discount rate                                 8.3%       8.3%       8.0%
 Rate of increase in compensation levels       5.0%       5.0%       5.5%
 Expected long-term rate of return on assets   8.3%       8.3%       8.5%
=========================================================================

The following schedule sets forth the plans' funded status as of June 30, 1995, and 1994, and amounts recognized in the Company's consolidated balance sheets as of September 30, 1995, and 1994:

(Millions of dollars)                                    1995       1994
-------------------------------------------------------------------------
Actuarial present value of benefit obligations
Vested benefit obligation                             $ 175.6    $ 119.9
-------------------------------------------------------------------------
Accumulated benefit obligation                        $ 178.3    $ 123.5
-------------------------------------------------------------------------
Projected benefit obligation                          $(207.4)   $(162.0)
Plan assets at fair value                               163.9      134.2
-------------------------------------------------------------------------
Plan assets less than projected benefit obligation      (43.5)     (27.8)
Unrecognized net loss                                    34.1       35.9
Remaining unrecognized net assets at date of
 initial adoption                                        (5.2)      (6.0)
Unrecognized prior service cost                           4.3        5.0
-------------------------------------------------------------------------
Prepaid (accrued) pension costs                       $ (10.3)   $   7.1
=========================================================================

The plans' change in status from a prepaid to an accrued balance is primarily a result of expenses related to the Company's restructuring plan. During 1995, the Company incurred a curtailment loss of $6 million and a loss associated with incentive benefits of $25.3 million related to the restructuring plan. The effect of the curtailment loss and incentive loss was to increase the Company's accumulated benefit obligation and projected benefit obligation by $25.3 million and $31.3 million, respectively.

The Company's Retirement Savings Plus Plan (RSPPlan), a 401(k) plan, provides participants a mechanism for making contributions for retirement savings. Each participant may contribute amounts up to 15% of eligible compensation. The Company makes a contribution equal to 65% (50% prior to January 1, 1994) of the participant's contribution not to exceed 3.9% (3% prior to January 1, 1994) of the participant's compensation for the plan year. The Company's contribution was $3.3 million for 1995, $3.4 million for 1994 and $2.8 million for 1993.

On July 1, 1995, the Company established a Nonqualified Savings Plan
(NSP), an unfunded, nonqualified plan similar to the Company's RSP Plan. The NSP provides an opportunity for eligible employees to make contributions for retirement savings. The Company's contribution during 1995 to the NSP was not significant.

In January 1988, the Atlanta Gas Light Company Leveraged Employee Stock Ownership Plan (LESOP), acting through its Trustee, purchased 2 million shares of common stock of the Company for $11.75 per share, with the proceeds of a loan secured by such common stock. The Company has not guaranteed the repayment of the loan. The loan is expected to be repaid from regular cash dividends on the Company's common stock paid to the LESOP and from Company contributions to the LESOP as approved by the Company's Board of Directors. The principal balance of the loan was $5.3 million as of September 30, 1995, and $7.6 million as of September 30, 1994. The loan is payable on December 31, 1997, with interest payable quarterly at 80% of the prime rate of interest. The Company's contribution to the LESOP was $0.8 million for 1995, $0.8 million for 1994 and $0.9 million for 1993.

The Company's Long-Term Stock Incentive Plan (LTSIP) provides that incentive and nonqualified stock options, restricted stock and stock appreciation rights may be granted to key employees of the Company. The exercise price of any shares under option must be at least equal to the fair market value on the date of the grant. The options granted become exercisable six months after the date of grant and expire 10 years after the date of grant.

Option transactions during the three years ended September 30, 1995, are as follows:

                                                Shares   Exercise Price
------------------------------------------------------------------------
Outstanding
Sept. 30, 1992                                 300,002     $13.75-17.44
 Granted                                       152,870      18.94-21.13
 Exercised                                     (62,220)     13.75-17.44
 Forfeited                                      (2,308)           17.44
------------------------------------------------------------------------
Outstanding
Sept. 30, 1993                                 388,344     $13.75-21.13
 Granted                                       234,994            18.56
 Exercised                                      (4,000)           13.75
 Forfeited                                     (21,626)     20.44-20.81
------------------------------------------------------------------------
Outstanding
Sept. 30, 1994                                 597,712     $13.75-21.13
 Granted                                       325,576      16.00-19.25
 Exercised                                     (46,264)     13.75-18.94
 Forfeited                                     (11,508)     15.94-20.44
------------------------------------------------------------------------
Outstanding
Sept. 30, 1995                                 865,516     $13.75-21.13
========================================================================

As of September 30, 1995, and 1994, there were 850,678 and 597,712 options, respectively, which were exercisable. As of September 30, 1995, 1,346,386 shares were reserved under the LTSIP.

In addition to providing pension benefits, the Company provides certain health care and life insurance benefits for retired employees.
Substantially all of the Company's employees become eligible for those benefits if they reach retirement age while working for the Company.

Prior to 1994, the cost of retiree health care and life insurance benefits was recognized as expense as claims or premiums were paid. For fiscal 1993, those costs totaled approximately $3 million. Effective October 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions"(SFAS 106), which requires accrual of postretirement benefits other than pensions during the years an employee provides service.

In its September 29, 1993, rate case decision, the Georgia Commission approved a five-year phase-in of SFAS 106 expense that defers a portion of SFAS 106 expense for future recovery. The Company has recorded a regulatory asset for the deferred portion of SFAS 106 expense. On June 14, 1993, the Tennessee Commission issued an order resulting from a generic docket that approved the recovery of SFAS 106 expense that is funded through an external trust.

Net periodic postretirement benefits costs for fiscal 1995 and 1994 include the following components:

(Millions of dollars)                                    1995      1994
------------------------------------------------------------------------
Service cost                                            $ 0.9     $ 1.0
Interest cost                                             7.6       6.5
Actual return on assets                                  (0.3)
Amortization of transition obligation                     4.2       4.1
------------------------------------------------------------------------
 Net postretirement benefits costs                      $12.4     $11.6
========================================================================

Approximately $8.7 million and $8 million of net periodic postretirement benefits costs for fiscal years 1995 and 1994, respectively, were recovered from customers. The remaining $3.7 million and $3.6 million for 1995 and 1994, respectively, were deferred for future recovery through amortization and recognized as a regulatory asset in the financial statements of the Company consistent with regulatory decisions. The Company has funded through an external trust SFAS 106 expense recovered from customers in excess of the pay-as-you-go amounts.

The following schedule sets forth the plan's funded status as of September 30, 1995, and 1994:

(Millions of dollars)                                    1995      1994
------------------------------------------------------------------------
Retirees                                               $ 94.1    $ 49.1
Fully eligible active plan participants                   9.3      28.1
Other active plan participants                           14.5      16.0
------------------------------------------------------------------------
Total accumulated postretirement benefit obligation     117.9      93.2
Plan assets at fair value                                 8.0       4.6
------------------------------------------------------------------------
Accumulated postretirement benefit obligation
 in excess of plan assets                               109.9      88.6
Unrecognized transition obligation                      (73.6)    (77.7)
Unrecognized loss                                        (6.2)     (7.3)
------------------------------------------------------------------------
Accrued postretirement benefits costs                  $ 30.1    $  3.6
========================================================================

During 1995, the Company recorded a curtailment loss of $22.9 million associated with its restructuring plan. The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation for pre-Medicare eligibility is 11.5% in 1995, decreasing 0.5% per year to 6.0% in the year 2006 and an additional 0.25% to 5.75% in 2007. The rate for post-Medicare eligibility is 10.0% in 1995, decreasing 0.5% per year to 5.5% in the year 2004 and an additional 0.25% to 5.25% in 2005. Increasing the assumed health care cost trend rate by 1% would increase the accumulated postretirement benefit obligation as of September 30, 1995, by approximately $7.7 million and the accrued postretirement benefits cost by approximately $0.5 million for fiscal 1995. The assumed discount rate used in determining the postretirement benefit obligation was 7.75% in 1995 and 8.25% in 1994.

4. Common Stock

On November 3, 1995, the Company's Board of Directors declared a two-for-one stock split of the common stock effected in the form of a 100% stock dividend to shareholders of record on November 17, 1995, and payable on December 1, 1995. In fiscal 1996, the Company will record a credit to common stock and a debit to premium on capital stock of approximately $137.5 million to transfer the amount of the par value of the stock dividend to common stock. All references to number of shares and to per share amounts in the consolidated financial statements and related notes have been restated retroactively to reflect the stock dividend.

On June 16, 1995, the Company issued and sold approximately 3 million shares of its common stock at $16.81 per share, resulting in net proceeds of $48.6 million. Proceeds from that sale of common stock were used to finance the Company's capital expenditure program and for other corporate purposes.

The Company also issued 1,092,486; 1,144,270; and 1,029,228 shares of its common stock during the years ended September 30, 1995, 1994, and 1993, respectively, to its Dividend Reinvestment and Stock Purchase Plan, RSP Plan and LTSIP.

As of September 30, 1995, 2,995,774 shares of common stock were reserved for issuance pursuant to the Company's Dividend Reinvestment and Stock Purchase Plan, RSP Plan, NSP and LTSIP.

5. Preferred Stock

The Company is required under its charter to offer to purchase or call for redemption 4,100 shares of preferred stock for each of the five years ending September 30, 2000. The issues are callable at the option of the Company, in whole or in part, upon 30 days' notice. Shares reacquired by the Company to satisfy future requirements and reported as if canceled were 7,715; 8,715; and 9,715, as of September 30, 1995, 1994, and 1993, respectively.

The Company's charter contains provisions limiting the issuance of additional shares of preferred stock. The most restrictive of those provisions requires gross income, as defined, for a specified 12-month period to be at least equal to 1.5 times the sum of annualized interest requirements on outstanding indebtedness and the dividend requirements on outstanding preferred stock, including the preferred stock being issued. Based on earnings for fiscal 1995, the Company's gross income was 1.55 times the sum of its interest and preferred stock dividend requirements.

During October 1992, the Company issued an aggregate of 445,000 shares of $100 par or stated value preferred stock consisting of two classes of preferred stock and represented by 1,780,000 depositary receipts at $25 per receipt with a dividend rate of 7.70%. Net proceeds from the issuance were $42.8 million and were used to repay short-term debt and for other corporate purposes.

As of September 30, 1995, the Company had 10 million shares of authorized but unissued preferred stock, no par value.

The outstanding preferred stock, net of current maturities, as of September 30 is as follows:

(Millions of dollars)                                    1995      1994
------------------------------------------------------------------------
$100 par or stated value
(callable at option of Company)
  Redeemable preferred stock
  4.72% - Current call
   price $103.00                                        $ 1.5     $ 1.5
  7.70% - Current call
   price (a)                                             44.5      44.5
  7.84% - Current call
   price $101.96                                          4.6       4.6
  8.32% - Current call
   price $102.08                                          4.9       4.9

  Nonredeemable preferred stock
  4.50% - Current call
   price $105.25                                          2.0       2.0
  5.00% - Current call
   price $105.00                                          1.0       1.0
------------------------------------------------------------------------
Total                                                   $58.5     $58.5
========================================================================
(a) Not redeemable prior to December 1, 1997. Redeemable at par, thereafter.

The outstanding shares of preferred stock net of previously reacquired shares and shares reacquired during the year for purchase fund requirements are as follows:

                                             1995       1994       1993
------------------------------------------------------------------------
4.50% Series
  Outstanding                              20,000     20,000     20,000
  Reacquired
4.72% Series
  Outstanding                              15,285     15,285     15,285
  Reacquired
5.00% Series
  Outstanding                              10,000     10,000     10,000
  Reacquired
7.70% Series
  Outstanding                             445,000    445,000    445,000
  Reacquired
7.84% Series
  Outstanding                              47,797     47,802     49,302
  Reacquired                                    5      1,500        198
8.32% Series
  Outstanding                              50,004     50,004     50,219
  Reacquired                                             215         70
------------------------------------------------------------------------
Total
  Outstanding                             588,086    588,091    589,806
  Reacquired                                    5      1,715        268
========================================================================

6. Long-Term Debt

Medium-term notes Series A, Series B and Series C were issued under an Indenture dated December 1, 1989, as supplemented and modified. The notes are unsecured and rank on a parity with all other unsecured indebtedness of the Company. During 1994 and 1993, the Company issued $194.5 million and $194 million principal amount of such notes, respectively.

The annual maturities of long-term debt for the five years ending September 30, 2000, are $50 million in 2000. On December 15, 1993, the Company redeemed at par its $125 million principal amount First Mortgage Bonds 8-1/4% series due 1996, the last series outstanding under its First Mortgage Bond Indenture. Pursuant to the request of the Company, during fiscal 1994 the Trustee released and discharged the lien of and canceled the Indenture, thereby removing the lien from the public utility properties owned by AGL.

The outstanding long-term debt, net of current maturities, as of September 30 is as follows:

(Millions of dollars)                                    1995      1994
------------------------------------------------------------------------
Medium-term notes
  Series A (1)                                         $ 60.0    $ 60.0
  Series B (2)                                          300.0     300.0
  Series C (3)                                          194.5     194.5
------------------------------------------------------------------------
   Total                                               $554.5    $554.5
========================================================================
(1) Interest rates from 8.90% to 9.10% with maturity dates from 2000 to 2021.
(2) Interest rates from 7.15% to 8.70% with maturity dates from 2000 to 2023.
(3) Interest rates from 5.90% to 7.20% with maturity dates from 2004 to 2024.


7. Short-Term Debt

The Company's lines of credit with various banks provide for direct borrowings from the banks and are subject to annual renewal. The current lines of credit vary throughout the year from $20 million in the summer months to $250 million for peak winter financing. Certain of the lines are on a commitment fee basis. As of September 30, 1995, the Company had $55 million available on its lines of credit.

The Company's short-term borrowings consisted of the following:

(Millions of dollars)                        1995       1994       1993
------------------------------------------------------------------------
Short-term debt outstanding
 at end of year                            $ 51.0     $ 95.4     $131.4
Maximum amounts of short-term
 debt outstanding at any month
 end during the year                        155.0      229.4      135.5
Average amounts of short-term
 debt outstanding at any month
 end during the year (a)                     51.5       69.3       51.5
------------------------------------------------------------------------

Weighted Average Interest Rates
                                             1995       1994       1993
------------------------------------------------------------------------
Short-term debt outstanding
 at end of year                              5.9%       5.1%       3.3%
Average amounts of short-term
 debt outstanding at any month
 end during the year (a)                     5.7%       3.6%       3.3%
------------------------------------------------------------------------
(a) Average amount outstanding during the year calculated based on daily outstanding balances. Weighted average interest rate during the year calculated based on interest expense and average amount outstanding during the year.

8. Commitments and Contingencies

The Company has agreements for firm pipeline and storage capacity that expire at various dates through 2011. The aggregate amount of required payments under such agreements totals approximately $1.4 billion, with annual required payments during the following five years of $208 million in 1996, $199 million in 1997, $185 million in 1998, $83 million in 1999 and $82 million in 2000. The Company's total payments of fixed charges under all agreements were $230 million in 1995, $232 million in 1994 and $225 million in 1993. The purchased gas adjustment provisions of the Company's rate schedules permit the recovery of gas costs from the Company's customers.

In 1992, the Federal Energy Regulatory Commission (FERC) issued Order 636 which, among other things, mandated the unbundling of interstate pipeline sales service and established certain open access transportation regulations that became effective beginning in the 1993-1994 heating season. Order 636 permits the Company's pipeline suppliers to pass through to the Company any prudently incurred transition costs, such as unrecovered gas costs, gas supply realignment costs and stranded costs. The Company estimates its portion of such costs from all of its pipeline suppliers would approximate $92.5 million based upon filings with FERC by the pipeline suppliers. Approximately $68 million of such costs have been incurred by the Company as of September 30, 1995, and are being recovered from its customers under the purchased gas provisions of the Company's rate schedules.

Total rental expense for property and equipment was $6.3 million in 1995, $6.5 million in 1994 and $5.9 million in 1993. Minimum rentals under noncancelable operating leases total $38.1 million. Annual rentals are as follows: 1996 - $8 million; 1997 - $6.9 million; 1998 - $4.7 million; 1999 - $4.2 million; 2000 - $4.1 million; and thereafter -
$10.2 million.

The Company is involved in litigation arising in the normal course of business. Management believes that the ultimate resolution of such litigation will not have a material adverse effect on the consolidated financial statements of the Company.

9. Customers and Suppliers Refunds

Pursuant to orders of FERC, the Company has received refunds from its interstate natural gas suppliers. Those refunds are a result of FERC orders adjusting the price of various pipeline services purchased by the Company from its suppliers in prior periods. The Company passes the refunds on to its customers under plans approved by the Georgia and Tennessee Commissions.

On August 23, 1995, the Georgia Commission approved a $38.5 million plus interest refund of deferred purchased gas costs. The refund resulted from the overrecovery of gas costs by the Company through the purchased gas provisions of the Company's rate schedules. The refund was credited to customers' bills in September 1995.

On September 7, 1994, the Georgia Commission approved a $13.5 million refund of deferred purchased gas costs. The refund resulted from the overrecovery of gas costs by the Company through the purchased gas provisions of the Company's rate schedules. The refund was credited to customers' bills beginning in September 1994.

10. Environmental Matters

AGL has identified nine sites in Georgia where it currently owns all or part of a manufactured gas plant (MGP) site. In addition, AGL has identified other sites in Georgia and Florida that AGL does not now own, but that may have been associated with the operation of MGPs by AGL or its predecessors. Preliminary assessments and subsequent site investigations have revealed environmental impacts at and near some of those sites.

AGL has entered into consent orders with the Georgia Environmental Protection Division with respect to certain of those sites pursuant to which AGL is obligated to investigate and to clean up, if necessary.

The Company has estimated the investigation and remediation expenses likely to be associated with the former MGP sites. Based upon a thorough analysis of the potentially applicable requirements, the Company has estimated that, under the most favorable circumstances reasonably possible, the future cost of investigating and remediating the former MGP sites could be as low as approximately $28.6 million. Alternatively, the Company has estimated that, under the least favorable circumstances reasonably possible, the future cost of investigating and remediating the former MGP sites could be as high as approximately $109 million. The Company cannot estimate at this time the amount of any other future expenses or liabilities, or the impact on those estimates of future environmental regulatory changes, that may be associated with or related to the MGP sites, including expenses or liabilities relating to any litigation. At the present time, no amount within the range can be identified as a better estimate than any other estimate. Therefore, the low end of that range and a corresponding regulatory asset have been recorded in the financial statements.

With regard to other legal proceedings related to the former MGP sites, the Company is or expects to be a party to claims or counterclaims on an ongoing basis. Among such matters, the Company intends to continue to pursue insurance coverage and contributions from potentially responsible parties. Management currently believes that the outcome of MGP-related litigation in which the Company is involved will not have a material adverse effect on the financial condition and results of operations of the Company.

The Georgia Commission has approved the recovery by AGL of Environmental Response Costs, as defined below, pursuant to an Environmental Response Cost Recovery Rider (ERCRR), effective October 1, 1992. For purposes of the ERCRR, Environmental Response Costs include investigation, testing, remediation and litigation costs and expenses or other liabilities relating to or arising from MGP sites.

The ERCRR authorized AGL to recover from its customers Environmental Response Costs that it may incur in succeeding 12-month periods ending June 30, net of working capital benefits resulting from deferred income taxes, amortized over a 60-month recovery period beginning each October
1. The carrying costs to AGL of such Environmental Response Costs during the period of amortization are subject to recovery from any amounts that may be received from insurance carriers and former owners and operators of MGP sites. Any such amounts received are shared equally by AGL and its customers.

In connection with the ERCRR, the staff of the Georgia Commission has undertaken a financial and management process audit related to the MGP sites, clean-up activities at the sites and Environmental Response Costs that have been incurred for purposes of the ERCRR. The result of such audit is not expected to have a significant effect on the Company's consolidated financial statements.

11. Fair Value of Financial Instruments

The Company has estimated the fair value of its financial instruments, the carrying value of which differed from fair value using available market information and appropriate valuation methodologies. Considerable judgment is required in developing the estimates of fair value presented herein, and therefore the values are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

The carrying amount and the estimated fair value of such financial instruments as of September 30, 1995, and 1994 consist of the following:

                                                  Carrying    Estimated
(Millions of dollars)                               Amount   Fair Value
------------------------------------------------------------------------
1995
Long-term debt including current portion            $554.5       $571.5
Redeemable cumulative preferred stock,
 including current portion                            55.8         56.6
------------------------------------------------------------------------
1994
Long-term debt including current portion            $569.5       $532.3
Redeemable cumulative preferred stock,
 including current portion                            55.8         51.6
------------------------------------------------------------------------
The estimated fair values are determined based on the following:
Long-term debt - interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities.
Redeemable cumulative preferred stock - quoted market price and dividend rates for preferred stock with similar terms.

The fair value estimates presented herein are based on information available to management as of September 30, 1995. Management is not aware of any subsequent factors that would affect the estimated fair value amounts significantly.

12. Corporate Restructuring

In November 1994, the Company announced a corporate restructuring plan and began its implementation during fiscal 1995. As a result of the restructuring, the Company has combined offices and established centralized customer service centers. During 1995, the Company reduced the average number of employees by approximately 500 through voluntary retirement and severance programs and attrition. The Company, however, anticipates a slight increase in employees during fiscal 1996. The Company recorded $43.1 million, after income taxes, in restructuring-related expenses during 1995. The principal effects of the restructuring charges were to increase the Company's obligations with respect to pension benefits and postretirement benefits other than pensions.

13. Joint Venture

On August 31, 1995, the Company signed an agreement with Sonat Inc. (Sonat) to form a joint venture to acquire the business of Sonat Marketing Company, a wholly owned subsidiary of Sonat. The joint venture, Sonat Marketing Company L.P. (Sonat Marketing), offers natural gas sales, transportation, risk management and storage services to natural gas users in key natural gas producing and consuming areas of the United States.

The Company invested $32.6 million for a 35% ownership interest in Sonat Marketing. The Company's 35% investment is being accounted for under the equity method. The excess of the purchase price over the estimated fair value of the net tangible assets of approximately $23 million has been allocated preliminarily to intangible assets consisting of customer lists, computer software and goodwill. Such amount is expected to be amortized over a period not to exceed 30 years.

The Company has certain rights for a period of five years to sell its interest to Sonat at a predetermined fixed price, as defined, or for fair market value at any time.

During September 1995, the Company purchased gas totaling $23.7 million from Sonat Marketing and its affiliates and as of September 30, 1995, the Company had a payable to Sonat Marketing of $23.7 million.

14. Subsequent Event

The Company has announced its plan to form a holding company, AGL
Resources Inc., of which AGL will become a wholly owned subsidiary. The change in corporate structure requires, among other things, the approval of the Company's shareholders and is expected to be voted upon at the 1996 Shareholders Meeting.

15. Quarterly Financial Data (Unaudited)

Quarterly financial data for fiscal 1995 and 1994 are summarized as follows:

(Millions, except per share data)                  Operating  Operating
Quarter Ended                                       Revenues     Income
------------------------------------------------------------------------
1995
December 31, 1994                                     $328.8      $14.1
March 31, 1995                                         448.2       48.9
June 30, 1995                                          177.5       12.2
September 30, 1995 (a)                                 108.5        1.7
------------------------------------------------------------------------
1994
December 31, 1993                                     $361.9      $37.9
March 31, 1994                                         500.2       60.5
June 30, 1994                                          191.2        7.6
September 30, 1994                                     146.6        1.6
------------------------------------------------------------------------

                                                        Earnings (Loss)
                                                           Per Share of
                                                 Net Income      Common
Quarter Ended                                        (Loss)   Stock (c)
------------------------------------------------------------------------
1995 (b)
December 31, 1994                                     $ 1.8      $ 0.01
March 31, 1995                                         37.3        0.70
June 30, 1995                                           1.4        0.01
September 30, 1995                                     (9.7)      (0.20)
------------------------------------------------------------------------
1994
December 31, 1993                                     $26.3      $ 0.51
March 31, 1994                                         50.4        0.98
June 30, 1994                                          (3.8)      (0.10)
September 30, 1994                                     (9.7)      (0.22)
------------------------------------------------------------------------
(a) During the fourth quarter of fiscal 1995, the Company recorded a refund to its customers of $38.5 million plus interest. See Note 9.
(b) Quarterly net income (loss) and earnings per share data for 1995 include the effects of charges for restructuring costs as follows:
$28.4 million and $0.56 for the quarter ended December 31, 1994, $13.0 million and $0.25 for the quarter ended March 31, 1995, $1.1 million and $0.02 for the quarter ended June 30, 1995 and $0.6 million and $0.01 for the quarter ended September 30, 1995. Earnings per share have been adjusted to reflect the effects of a two-for-one stock split. See Note 4.
(c) Earnings per share are calculated based on the weighted average number of shares outstanding during the quarter. That total differs from the earnings per share as shown on the statements of consolidated income, which is based on the weighted average number of shares outstanding for the entire year.

The wide variance in quarterly earnings results from the highly seasonal nature of the business.

Independent Auditors' Report

To the Shareholders and Board of Directors of Atlanta Gas Light Company:

We have audited the accompanying consolidated balance sheets of Atlanta Gas Light Company and subsidiaries as of September 30, 1995, and 1994, and the related statements of consolidated income, common stock equity and cash flows for each of the three years in the period ended September 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Atlanta Gas Light Company and subsidiaries as of September 30, 1995, and 1994, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1995, in conformity with generally accepted accounting principles.

As discussed in the notes to the consolidated financial statements, in 1994 the Company changed its methods of accounting for postretirement benefits other than pensions and for income taxes.

Atlanta, Georgia
November 27, 1995                               DELOITTE & TOUCHE LLP


Management's Responsibility for Financial Reporting

The consolidated financial statements and related information are the responsibility of management. The financial statements have been prepared in conformity with generally accepted accounting principles appropriate in the circumstances. The financial information contained elsewhere in this Annual Report is consistent with that in the financial statements.

The Company maintains a system of internal accounting controls designed to provide reasonable assurance that assets are safeguarded from loss and that transactions are executed and recorded in accordance with established procedures. The concept of reasonable assurance is based on the recognition that the cost of maintaining a system of internal accounting controls should not exceed related benefits. The system of internal accounting controls is supported by written policies and guidelines.

The financial statements have been audited by Deloitte & Touche LLP, independent auditors. Their audits were made in accordance with generally accepted auditing standards, as indicated in the Independent Auditors' Report, and included a review of the system of internal accounting controls and tests of transactions to the extent they considered necessary to carry out their responsibilities.

The Board of Directors pursues its responsibility for reported financial information through its Audit Committee. The Audit Committee meets periodically with management and the independent auditors to assure that they are carrying out their responsibilities and to discuss internal accounting controls, auditing and financial reporting matters.

Robert L. Goocher                                       J. Michael Riley
Executive Vice President and       Vice President-Finance and Accounting
Chief Financial Officer

Selected Financial Data
                                       For the years ended September 30,
                                       ---------------------------------
In millions, except per share amounts        1995       1994       1993
------------------------------------------------------------------------
Income Statement Data
  Operating revenues                     $1,063.0   $1,199.9   $1,130.3
  Cost of gas                               571.8      736.8      701.0
------------------------------------------------------------------------
  Operating margin                          491.2      463.1      429.3
------------------------------------------------------------------------
  Other operating expenses
   Operation                                213.5      207.0      187.6
   Restructuring costs                       70.3
   Maintenance                               30.4       32.8       30.9
   Depreciation                              58.5       55.4       58.8
   Income taxes                              16.0       34.3       28.2
   Taxes other than income taxes             25.6       26.0       23.9
------------------------------------------------------------------------
    Total other operating expenses          414.3      355.5      329.4
------------------------------------------------------------------------
  Operating income                           76.9      107.6       99.9
  Other income (expense)-net                  1.4        3.2        4.3
------------------------------------------------------------------------
  Income before interest charges             78.3      110.8      104.2
  Interest charges                           47.5       47.6       46.7
------------------------------------------------------------------------
  Income before cumulative effect of
   change in accounting                      30.8       63.2       57.5
  Cumulative effect of change
   in accounting
------------------------------------------------------------------------
  Net income                                 30.8       63.2       57.5
  Dividends on preferred stock                4.4        4.5        4.3
------------------------------------------------------------------------
  Earnings applicable to common stock        26.4       58.7       53.2
  Common dividends paid                      54.2       52.2       51.1
------------------------------------------------------------------------
  Earnings reinvested                    $  (27.8)  $    6.5   $    2.1
========================================================================
Common Stock Data  (1)
  Average shares outstanding                 52.4       50.2       49.2
  Earnings per share
   Income before cumulative effect of
    change in accounting                 $   0.50   $   1.17   $   1.08
   Cumulative effect of change
    in accounting
------------------------------------------------------------------------
    Total                                $   0.50   $   1.17   $   1.08
  Dividends paid per share               $   1.04   $   1.04   $   1.04
  Dividend payout ratio                    208.0%      88.9%      96.3%
  Book value per share(2)                $  10.15   $  10.20   $   9.90
  Market value per share(2)              $  19.31   $  15.31   $  18.81
========================================================================
Balance Sheet Data  (2)
  Total assets                           $1,674.6   $1,642.9   $1,533.0
  Long-term liabilities
   Take-or-pay charges payable
   Accrued environmental response costs  $   28.6   $   24.3   $   19.6
   Accrued pension costs                 $   10.3
   Accrued postretirement benefits costs $   30.1   $    3.6
------------------------------------------------------------------------
  Capitalization
   Long-term debt                        $  554.5   $  569.5   $  500.7
   Preferred stock-redeemable                55.8       55.8       56.0
                  -nonredeemable              3.0        3.0        3.0
   Common equity                            557.3      518.5      492.0
------------------------------------------------------------------------
    Total                                $1,170.6   $1,146.8   $1,051.7
========================================================================
Financial Ratios  (2)
  Capitalization
   Long-term debt                           47.4%      49.6%      47.6%
   Preferred stock-redeemable                4.8%       4.9%       5.3%
                  -nonredeemable             0.2%       0.3%       0.3%
   Common equity                            47.6%      45.2%      46.8%
------------------------------------------------------------------------
    Total                                  100.0%     100.0%     100.0%
------------------------------------------------------------------------
  Return on average common equity            4.9%      11.6%      11.0%
------------------------------------------------------------------------
  Times charges earned before income taxes(3)
   Total interest                            1.99       3.08       2.86
   Total interest and preferred dividends    1.83       2.82       2.63
   Fixed(4)                                  1.95       3.00       2.80
========================================================================
(1) Adjusted for two-for-one stock splits paid in the form of a 100% stock dividend on December 1, 1995, and on December 1, 1986.
(2) Year-End.

------------------------------------------------------------------------
    1992     1991     1990     1989     1988     1987     1986     1985
------------------------------------------------------------------------

$  994.6 $  963.8 $1,000.9 $  938.6 $  975.6 $  983.5 $1,008.3 $1,164.7
   590.5    579.9    632.3    616.6    675.5    694.9    750.9    927.6
------------------------------------------------------------------------
   404.1    383.9    368.6    322.0    300.1    288.6    257.4    237.1
------------------------------------------------------------------------

   170.7    165.2    159.2    145.6    134.3    122.4    114.1    104.6

    29.5     28.6     28.1     25.3     24.0     22.4     21.3     18.0
    54.9     50.2     46.3     43.2     36.1     31.2     28.1     24.9
    25.6     26.2     23.4     13.1     19.9     34.8     22.7     23.4
    23.2     19.2     18.5     16.4     12.5     11.5     10.5      9.9
------------------------------------------------------------------------
   303.9    289.4    275.5    243.6    226.8    222.3    196.7    180.8
------------------------------------------------------------------------
   100.2     94.5     93.1     78.4     73.3     66.3     60.7     56.3
     2.6      1.8     (2.7)     5.6      5.4      3.4      3.0      3.9
------------------------------------------------------------------------
   102.8     96.3     90.4     84.0     78.7     69.7     63.7     60.2
    47.4     46.9     44.8     41.9     32.7     30.3     34.5     30.5
------------------------------------------------------------------------

    55.4     49.4     45.6     42.1     46.0     39.4     29.2     29.7


                                         2.9
------------------------------------------------------------------------
    55.4     49.4     45.6     42.1     48.9     39.4     29.2     29.7
     1.0      1.1      1.3      1.5      1.5      1.6      1.7      1.9
------------------------------------------------------------------------
    54.4     48.3     44.3     40.6     47.4     37.8     27.5     27.8
    49.6     47.4     43.4     39.8     34.6     29.6     22.8     19.4
------------------------------------------------------------------------
$    4.8 $    0.9 $    0.9 $    0.8 $   12.8 $    8.2 $    4.7 $    8.4
========================================================================

    48.2     46.6     43.8     43.0     39.6     37.0     33.0     30.6


$   1.13 $   1.04 $   1.01 $   0.94 $   1.13 $   1.02 $   0.83 $   0.91

                                        0.07
------------------------------------------------------------------------
$   1.13 $   1.04 $   1.01 $   0.95 $   1.21 $   1.02 $   0.83 $   0.91
$   1.03 $   1.02 $   0.98 $   0.94 $   0.88 $   0.80 $   0.70 $   0.63
   91.2%    98.1%    97.0%    98.9%    72.7%    78.4%    84.3%    69.2%
$   9.70 $   9.42 $   8.97 $   8.83 $   8.72 $   7.91 $   7.59 $   7.13
$  18.81 $  17.19 $  15.19 $  13.81 $  13.31 $  10.69 $  10.56 $   8.06
========================================================================

$1,428.6 $1,350.3 $1,291.8 $1,237.0 $1,195.1 $  922.3 $  845.8 $  768.5

$    5.0 $   15.0 $   27.0 $   37.9 $   86.6
$   25.0


------------------------------------------------------------------------

$  476.5 $  458.3 $  440.4 $  378.5 $  381.2 $  279.4 $  299.8 $  247.3
    11.5     12.8     15.0     16.1     17.4     18.7     19.8     21.0
     3.0      3.0      3.0      3.0      3.0      3.0      3.0      3.0
   472.1    448.2    397.3    383.2    370.4    295.8    277.4    221.7
------------------------------------------------------------------------
$  963.1 $  922.3 $  855.7 $  780.8 $  772.0 $  596.9 $  600.0 $  493.0
========================================================================


   49.5%    49.7%    51.5%    48.5%    49.4%    46.8%    50.0%    50.1%
    1.2%     1.4%     1.8%     2.0%     2.2%     3.1%     3.3%     4.3%
    0.3%     0.3%     0.3%     0.4%     0.4%     0.5%     0.5%     0.6%
   49.0%    48.6%    46.4%    49.1%    48.0%    49.6%    46.2%    45.0%
------------------------------------------------------------------------
  100.0%   100.0%   100.0%   100.0%   100.0%   100.0%   100.0%   100.0%
------------------------------------------------------------------------
   11.8%    11.4%    11.4%    10.8%    14.2%    13.2%    11.0%    13.7%
------------------------------------------------------------------------

    2.66     2.56     2.47     2.37     2.92     3.32     2.56     2.78
    2.60     2.50     2.40     2.30     2.80     3.16     2.43     2.62
    2.62     2.53     2.44     2.35     2.89     3.27     2.54     2.76
========================================================================
(3) Interest charges exclude the debt portion of allowance for funds used during construction.
(4) Fixed charges consist of interest on short- and long-term debt, other interest charges and the estimated interest component of rentals.

Gas Sales and Statistics
                                       For the years ended September 30,
                                       ---------------------------------
                                             1995       1994       1993
------------------------------------------------------------------------
Operating Revenues (Millions of Dollars)
  Sales of gas
   Residential                           $  610.6   $  700.7   $  658.2
   Commercial                               243.2      285.8      268.1
   Industrial                               169.4      172.1      154.2
  Transportation revenues                    23.9       22.6       33.8
  Miscellaneous revenues                     15.9       18.7       16.0
------------------------------------------------------------------------
    Total                                $1,063.0   $1,199.9   $1,130.3
========================================================================
Therms Sold (Millions)
   Residential                              916.8    1,003.1    1,001.4
   Commercial                               454.0      478.9      478.5
   Industrial                               526.0      424.8      388.7
Therms Transported                          722.8      697.4      795.6
------------------------------------------------------------------------
    Total                                 2,619.6    2,604.2    2,664.2
========================================================================
Number of Customers (Average in Thousands)
   Residential                            1,250.4    1,215.2    1,182.7
   Commercial                               100.0       98.0       95.7
   Industrial                                 2.6        2.5        2.5
------------------------------------------------------------------------
    Total                                 1,353.0    1,315.7    1,280.9
========================================================================
Sales, Average Residential Customer
  Gas sold (Therms)                           733        825        847
  Revenue (Dollars)                        488.32     576.61     556.52
  Revenue per therm (Cents)                  66.6       69.9       65.7
Degree Days-Atlanta Area
  30-year normal                            2,991      2,991      3,021
  Actual                                    2,121      2,565      2,852
  Percentage of actual to 30-year normal     70.9       85.8       94.4
Gas Account (Millions of Therms)
  Natural gas purchased                   1,406.9    1,453.6    1,629.9
  Natural gas withdrawn from storage        520.7      500.3      276.4
  Gas transported                           722.8      697.4      795.6
------------------------------------------------------------------------
    Total send-out                        2,650.4    2,651.3    2,701.9
  Less
   Unaccounted for                           20.4       37.2       29.0
   Company use                               10.4        9.9        8.7
------------------------------------------------------------------------
    Sold to customers and transported     2,619.6    2,604.2    2,664.2
========================================================================
Cost of Gas (Millions of Dollars)
  Natural gas purchased                  $  389.4   $  550.1   $  595.7
  Natural gas withdrawn from storage        182.4      186.7      105.3
------------------------------------------------------------------------
    Total                                $  571.8   $  736.8   $  701.0
========================================================================
Gas Plant-End of Year (Millions of Dollars)
   Gross plant                           $1,919.9   $1,833.2   $1,740.6
   Net plant                             $1,336.6   $1,279.6   $1,217.9
   Gross plant investment per customer
    (Thousands of Dollars)               $    1.4   $    1.4   $    1.4
Capital Expenditures
 (Millions of Dollars)                   $  121.7   $  122.5   $  122.2
Gas Mains-Miles of 3" Equivalent           28,520     27,972     27,390
Employees-Average                           3,249      3,764      3,764
Average Btu Content of Gas                  1,027      1,032      1,027
========================================================================
(1) Includes $46.8 million of net utility plant related to the purchase of Chattanooga Gas Company on October 1, 1988.

------------------------------------------------------------------------
    1992     1991     1990     1989     1988     1987     1986     1985
------------------------------------------------------------------------


$  575.7 $  550.2 $  560.4 $  517.9 $  534.3 $  513.9 $  471.9 $  474.9
   231.5    226.0    241.3    227.0    239.7    244.0    242.7    261.7
   140.9    144.1    157.9    149.8    168.1    205.8    284.6    424.5
    36.6     37.8     35.4     36.5     27.0     17.3      7.9      2.3
     9.9      5.7      5.9      7.4      6.5      2.5      1.2      1.3
------------------------------------------------------------------------
$  994.6 $  963.8 $1,000.9 $  938.6 $  975.6 $  983.5 $1,008.3 $1,164.7
========================================================================

   915.4    819.5    866.1    858.5    854.1    809.0    722.8    734.6
   433.9    402.8    433.2    436.2    445.7    461.0    443.5    467.7
   445.0    455.1    455.5    437.9    491.8    606.0    755.9    953.4
   901.8    862.6    802.6    828.3    686.7    477.7    277.6     46.0
------------------------------------------------------------------------
 2,696.1  2,540.0  2,557.4  2,560.9  2,478.3  2,353.7  2,199.8  2,201.7
========================================================================

 1,152.2  1,124.0  1,099.8  1,072.5  1,010.6    971.4    927.9    880.7
    93.7     92.0     90.8     88.5     79.8     76.2     73.6     70.6
     2.5      2.5      2.5      2.4      2.1      2.1      2.0      1.9
------------------------------------------------------------------------
 1,248.4  1,218.5  1,193.1  1,163.4  1 092.5  1,049.7  1,003.5    953.2
========================================================================

     794      729      788      800      845      833      779      834
  499.65   489.50   509.55   482.89   528.70   529.03   508.57   539.23
    62.9     67.1     64.7     60.3     62.6     63.5     65.3     64.7

   3,021    3,021    3,021    3,021    3,021    3,021    3,021    3,021
   2,552    2,273    2,409    2,520    2,715    2,760    2,509    2,663
    84.5     75.2     79.7     83.4     89.9     91.4     83.1     88.1

 1,555.4  1,563.0  1,616.7  1,610.6  1,616.4  1,831.8  1,882.5  2,117.3
   263.3    148.2    168.7    148.4    216.6     85.0     70.9     84.4
   901.8    862.6    802.6    828.3    686.7    477.7    277.6     46.0
------------------------------------------------------------------------
 2,720.5  2,573.8  2,588.0  2,587.3  2,519.7  2,394.5  2,231.0  2,247.7

    16.2     24.4     19.3     15.0     34.2     34.9     24.9     40.1
     8.2      9.4     11.3     11.4      7.2      5.9      6.3      5.9
------------------------------------------------------------------------
 2,696.1  2,540.0  2,557.4  2,560.9  2,478.3  2,353.7  2,199.8  2,201.7
========================================================================

$  487.9 $  502.5 $  547.0 $  534.8 $  563.4 $  619.6 $  677.6 $  851.0
   102.6     77.4     85.3     81.8    112.1     75.3     73.3     76.6
------------------------------------------------------------------------
$  590.5 $  579.9 $  632.3 $  616.6 $  675.5 $  694.9 $  750.9 $  927.6
========================================================================

$1,634.8 $1,517.0 $1,392.3 $1,293.2 $1,121.2 $1,004.5 $  876.8 $  764.5
$1,157.4 $1,081.4 $  992.7 $  924.2 $  810.6 $  725.8 $  623.6 $  535.1

$    1.3 $    1.2 $    1.2 $    1.1 $    1.0 $    1.0 $    0.9 $    0.8

$  132.9 $  141.9 $  119.9 $  160.9(1)$123.6 $  135.5 $  118.8 $   93.2
  26,936   26,623   25,987   25,421   22,631   21,339   20,424   19,557
   3,794    3,820    3,768    3,764    3,544    3,467    3,356    3,194
   1,024    1,025    1,028    1,026    1,026    1,026    1,027    1,027
========================================================================

Shareholder Information

Stock Listing
Atlanta Gas Light Company's common stock is traded on the New York Stock
Exchange (NYSE) under the symbol ATG.   It appears in newspaper financial
section stock listings as AtlGas or AtlaGasLt.

Ownership
The 55 million outstanding shares of the Company's common stock are owned by 17,242 shareholders of record in 50 states, the District of Columbia and seven foreign countries.

Market Prices and Dividends
The following table reflects the quarterly high and low closing sales prices, as reported in the listing of the NYSE composite transactions for shares of the Company's common stock for the fiscal years 1995 and 1994, and the quarterly dividends paid per share.

                                                              Dividends
Quarter Ended                      High         Low      Paid Per Share
------------------------------------------------------------------------
1995
September 30, 1995               $19.31      $16.94          $0.26
June 30, 1995                     18.31       17.13           0.26
March 31, 1995                    17.38       15.00           0.26
December 31, 1994                 16.25       14.69           0.26
------------------------------------------------------------------------
1994
September 30, 1994               $17.63      $15.19          $0.26
June 30, 1994                     18.25       16.81           0.26
March 31, 1994                    19.31       17.06           0.26
December 31, 1993                 19.44       17.31           0.26
------------------------------------------------------------------------

Annual Meeting
It is anticipated that the 1996 Annual Meeting of Shareholders will be held in late February at the offices of the Company, 303 Peachtree Street, N.E., Atlanta, Georgia. Proxies for the meeting of shareholders will be solicited by the Board of Directors in a separate communication. A formal notice of the meeting, proxy statement and form of proxy is expected to be mailed to shareholders during January 1996.

Shareholder Reports, Form 10-K and Inquiries
Additional copies of this report and of the Company's Form 10-K Annual Report to the Securities and Exchange Commission (excluding exhibits) can be obtained by writing to or calling the Corporate Secretary's Office, Atlanta Gas Light Company, Post Office Box 4569, Atlanta, Georgia 30302, (404) 584-3794. Shareholder inquiries also should be directed to the Corporate Secretary's office.

Shareholder Services Available
Direct deposit of cash dividends and automated stock purchase services are available. For information, shareholders should contact Wachovia Bank of North Carolina, N.A., at the address listed below.

Transfer Agent, Registrar and Dividend Disbursing Agent
Wachovia Bank of North Carolina, N.A.
Corporate Trust Department
Post Office Box 3001
Winston-Salem, North Carolina 27102
(800) 633-4236

Financial Inquiries
Financial analysts and professional investment managers are invited to contact:
J. Michael Riley
Vice President - Finance and Accounting Atlanta Gas Light Company
Post Office Box 4569
Atlanta, Georgia 30302
(404) 584-3954

Where To Buy Stock
The Company's common and preferred stock may be purchased through a brokerage firm. A shareholder of record holding the Company's common stock in his or her name may purchase common stock through the Company's Dividend
Reinvestment and Stock Purchase Plan. See the section titled "Dividend Reinvestment and Stock Purchase Plan" for details.

Where To Sell Stock
The Company's common or preferred stock held in certificated form may be sold through a brokerage firm. The common stock held in the Dividend Reinvestment and Stock Purchase Plan may be sold through a brokerage firm or may be sold through the Dividend Reinvestment and Stock Purchase Plan by sending written authorization to Wachovia Bank of North Carolina, N.A., at the address listed on page 46.

Dividend Reinvestment and Stock Purchase Plan
The Company's Dividend Reinvestment and Stock Purchase Plan provides common shareholders with an economical and convenient method for purchasing additional shares of the Company's common stock without paying any brokerage fees or service charges. Dividends reinvested through the plan are used to purchase shares of common stock directly from the Company. The Company will issue the shares to the plan participants without brokerage commissions. Common shareholders whose shares are registered in names other than their own (for example, shares registered in the name of a broker or bank nominee) either must arrange for the holder of record to participate in the plan or have the shares they wish to enroll in the plan transferred into their own name. Participants also may invest optional cash payments through the plan in amounts ranging from a minimum of $25 to a maximum of $5,000 per month. The same amount of money need not be sent with each payment, and there is no obligation to make an optional cash payment each month. Optional cash payments must be received by the 25th day of the month. If payments are received after the 25th day of the month, they will be deemed, for reinvestment purposes, to have been received in the next month. The price of shares purchased for the account of each participant in the plan will be the last sale price of the common stock as reported in the listing of the NYSE composite transactions on the date of such purchase. If the common stock is not traded on the date of purchase, the price will be that of the preceding day on which the stock was traded. To obtain a prospectus describing the Dividend Reinvestment and Stock Purchase Plan and enrollment information, you may write to or call the Corporate Secretary's Office, Atlanta Gas Light Company, Post Office Box 4569, Atlanta, Georgia 30302, (404) 584-3794.

How To Transfer Stock
A transfer of stock is required whenever the registration of a stock certificate is changed. A change in registration generally occurs when stock held in other than "nominee" or "street name" is sold. Changes in name, co-ownership, and tenancy also require a transfer. A transfer can be accomplished by properly filling in the stock assignment form on the reverse side of the stock certificate and endorsing the assignment form exactly as the registration is shown on the face of the certificate. The signature or signatures of the transferor must be guaranteed either by a commercial bank or a brokerage firm that is a member of one of the major stock exchanges. The certificate with the properly completed assignment then can be sent to Wachovia Bank of North Carolina, N.A., at the address listed on page 46. For your protection, certificates should be sent by registered or certified insured mail.


Stock Registration
A purchaser of the Company's stock either can have the stock certificate delivered or can leave the shares with the broker. Stock left with the broker generally is held in the brokerage firm's name and referred to as "street name" stock. The purchaser generally is referred to as the beneficial owner. A purchaser who elects to take physical possession of the stock receives a certificate or certificates representing the number of shares purchased. The stock is registered on the Company's books in the name of the purchaser, who becomes a shareholder of record.

Safekeeping of Certificates
When a shareholder receives stock certificates, they should be safeguarded by placing them in a secure place, such as a bank safe deposit box. A separate certificate record should be maintained that includes each certificate number, purchase date, date of issue, amount paid and exact registration. The Company does not safeguard certificates for shareholders. If you are a participant in the Company's Dividend Reinvestment and Stock Purchase Plan, you may deposit the certificates you hold in the plan for safekeeping; however, all dividends on those shares must be reinvested.

Lost or Stolen Certificates
If a stock certificate is lost or stolen, the shareholder should notify Wachovia Bank of North Carolina, N.A., immediately in writing so a "stop" can be placed on the missing certificate. The letter should describe the certificate in as much detail as possible, including the certificate number, date issued and registration. Once a "stop" has been placed on the missing certificate, the shareholder will be sent an affidavit that must be completed, signed, notarized and returned to Wachovia Bank of North Carolina, N.A., before a replacement certificate can be issued. The shareholder also must purchase an irrevocable indemnity bond for the lost stock certificate. The cost of the bond is 2% of the market value of the missing certificate, (minimum $10.00), calculated at the time the indemnity bond is issued. Information regarding lost or stolen certificates should be sent to Wachovia Bank of North Carolina, N.A., at the address listed on page 46.

PAGE 22 GRAPH:

Bar graph reflects consolidated operating revenues, operating expenses and operating expenses as a percentage of operating revenues for the fiscal years ended September 30, 1991 through 1995, inclusive. For dollar amounts with respect to operating revenues, please refer to "Selected Financial Data" included at pages 42 and 43 herein. Operating expenses, in millions, for the five years ended September 30, 1995 are as follows: 1991: $869, 1992: $895, 1993: $1,030, 1994: $1,092, 1995: $986. Operating expenses as a percentage of operating revenues for this same period are as follows: 90%, 90%, 91%, 91% and 93%. 1995 data is footnoted: (a) Operating expenses include restructuring costs of $70.3 million.


PAGE 25 GRAPH:

Bar graph reflects consolidated capital expenditures for the fiscal years ended September 30, 1991 through 1995, inclusive. For dollar amounts, please refer to "Gas Sales and Statistics" included at pages 44 and 45 herein.